Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 15, 2024

TO THE PROSPECTUS DATED SEPTEMBER 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated September 28, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of March 1, 2024;
•
to disclose the calculation of our January 31, 2024 NAV per share for all share classes;
•
to provide an update on the status of our current public offering (the “Offering”); and
•
to announce a transaction with an affiliate of our sponsor and related changes to the Operating Partnership’s limited partnership agreement.

March 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases as of February 29, 2024) is as follows:

Transaction Price (per share)
Class T	$24.7801
Class S	$24.7801
Class D	$24.7801
Class I	$24.7801

As of January 31, 2024, we had not sold any Class T, Class S or Class D shares. Until we sell shares of Class T, Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of January 31, 2024. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since January 31, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of January 31, 2024 (dollars and shares/units in thousands):

Components of NAV	As of January 31, 2024
Investments in real estate	$365,840
Cash and cash equivalents	6,483
Restricted cash	277
Other assets	15,473
Debt	(237,913)
Other liabilities	(5,461)
Net asset value	$144,699
Total shares/units outstanding	5,855

The following table sets forth our NAV and NAV per share/unit by class as of January 31, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,740	$141,959	$144,699
Number of outstanding shares/units	111	5,744	5,855
NAV per share/unit as of January 31, 2024	$24.7801	$24.7122

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the January 31, 2024 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.51%	6.33%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education
Discount rate (weighted average)	0.25% decrease	1.79%	1.83%
	0.25% increase	(1.85)%	(1.83)%
Exit capitalization rate (weighted average)	0.25% decrease	2.23%	2.06%
	0.25% increase	(2.15)%	(1.83)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of December 31, 2023 (dollars and shares/units in thousands):

Components of NAV	As of December 31, 2023
Investments in real estate	$365,190
Cash and cash equivalents	6,695
Restricted cash	270
Other assets	16,042
Debt	(237,887)
Other liabilities	(5,700)
Net asset value	$144,610
Total shares/units outstanding	5,860

The following table sets forth our NAV and NAV per share/unit by class as of December 31, 2023 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,688	$141,922	$144,610
Number of outstanding shares/units	108	5,752	5,860
NAV per share/unit as of December 31, 2023	$24.7558	$24.6751

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering 111,662 shares of our Class I common stock (no Class T, Class S or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $2.8 million. We intend to continue selling shares in the Offering on a monthly basis.

Transaction with an Affiliate

On February 13, 2024, our Operating Partnership initiated a tender offer pursuant to which it will seek to acquire all of the beneficial interests (“Storage V Interests”) in Self-Storage Portfolio V DST (the “Storage V Trust”), a Delaware statutory trust whose trustee is Self-Storage Portfolio V Exchange, L.L.C. (the “Storage V Trustee”), an affiliate of our Advisor, from investors in such Storage V Trust (the “Storage V Investors”) in exchange for cash, Class T units, Class S units, Class D units, or Class I units (the “Storage V Transaction”).

The Storage V Trust owns 100% of the beneficial interests in AL Self-Storage DST, a Delaware statutory trust (the “AL DST”), and GA Self-Storage DST, a Delaware statutory trust (the “GA DST”, and together with the AL DST, “Sub-DSTs”), which in turn own four self-storage properties (the “Storage V Properties”) with a total appraised value from an independent appraiser of $43.8 million. Two of the Storage V Properties are located in Montgomery, Alabama and two of the Storage V Properties are located in the Atlanta, Georgia metropolitan area. In total, the Storage V Properties are comprised of 2,275 storage units, including 1,810 climate-controlled units, that encompass 250,610 square feet.

The Operating Partnership is offering to buy the Storage V Interests at an aggregate purchase price of approximately $25.5 million, which is equal to the independently appraised value of the Storage V Properties less the indebtedness secured by the Storage V Properties and the anticipated expenses arising in the Storage V Transaction. The number of OP Units offered to each Storage V Investor will be based on the amount of Storage V Interests each such Storage V Investor owns and the then-current NAV per OP Unit. Following the completion of the Storage V Transaction, which is anticipated to occur on or about April 1, 2024, the Operating Partnership will own all Storage V Interests in the Storage V Trust.

The OP Units offered in connection with the Storage V Transaction will be offered by our Operating Partnership pursuant to a private offering exempt from registration under the Securities Act of 1933, as amended.

OP Unit Dealer Manager Agreement

In connection with the Storage V Transaction, on February 13, 2024, the Operating Partnership, the Company, and the Dealer Manager, entered into a dealer manager agreement (the “OP Unit DMA”) under which the OP Units will be sold through the Dealer Manager to the Storage V Investors electing to receive OP Units. Under the OP Unit DMA, the Operating Partnership will pay the Dealer Manager (a) a distribution fee with respect to outstanding Class T units sold pursuant to the OP Unit DMA that is paid monthly in an amount equal to 0.85% per annum of the aggregate NAV of such outstanding Class T units, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of the outstanding Class T units; provided, however, with respect to Class T units sold through certain selected broker-dealers and registered investment advisors engaged by the Dealer Manager (collectively, “offering participants”), the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees may not exceed 0.85% per annum of the aggregate NAV of such Class T units; (b) a distribution fee with respect to outstanding Class S units sold pursuant to the OP Unit DMA that is paid monthly in an amount equal to 0.85% per annum of the aggregate NAV of such outstanding Class S units; and (c) a distribution fee with respect to outstanding Class D units sold pursuant to the OP Unit DMA that is paid monthly in an amount equal to 0.25% per annum of the aggregate NAV of such outstanding Class D units. The Operating Partnership will not pay a distribution fee with respect to Class I units sold pursuant to the OP Unit DMA.

If, subsequently, the Operating Partnership delivers Class T shares pursuant to the terms of the Second Amended OP Agreement (as defined below) in exchange for Class T units sold pursuant to the OP Unit DMA (“Resulting Class T Shares”), Class S shares in exchange for Class S units sold pursuant to the OP Unit DMA (“Resulting Class S Shares”), or Class D shares in exchange for Class D units sold pursuant to the OP Unit DMA (“Resulting Class D Shares”), in each case pursuant to the terms of the Second Amended OP Agreement, we will pay to the Dealer Manager (a) a distribution fee with respect to outstanding Resulting Class T Shares that is paid monthly in an amount equal to 0.85% per annum of the aggregate NAV of such outstanding Resulting Class T Shares, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of the outstanding Resulting Class T Shares; provided, however, with respect to Resulting Class T Shares for which the prior OP Units were sold through certain offering participants, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees may not exceed 0.85% per annum of the aggregate NAV of such shares; (b) a distribution fee with respect to outstanding Resulting Class S Shares that is paid monthly in an amount equal to 0.85% per annum of the aggregate NAV of such outstanding Resulting Class S Shares; and (c) a distribution fee with respect to outstanding Resulting Class D Shares that is paid monthly in an amount equal to 0.25% per annum of the aggregate NAV of such outstanding Resulting Class D Shares. We will not pay a distribution fee with respect to Class I Shares.

The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to the Operating Partnership or the Company (as applicable) to the extent a broker-dealer is not eligible to receive them.

The Operating Partnership will cease paying the distribution fees with respect to any Class T unit, Class S unit or Class D unit held in a limited partner’s account at the end of the month in which the Dealer Manager, in conjunction with the transfer agent, determines that total distribution fees paid with respect to the OP Units held by such limited partner within such account would exceed, in the aggregate, 8.75% (or a lower limit as set forth in any applicable agreement between the Dealer Manager and the offering participant who sold such OP Units at the time such OP Units were issued) of the value of the limited partner’s OP Units received by the limited partner at the closing of the Storage V Transaction, as recorded on the Operating Partnership’s books and records. At the end of such month, pursuant to the terms of the Second Amended OP Agreement, each such Class T Unit, Class S Unit and Class D Unit will automatically and without any action on the part of the holder thereof convert into a number of Class I units (including any fractional OP Units), each with an equivalent aggregate NAV as such Class T unit, Class S unit or Class D unit as discussed below under “—Second Amended and Restated Limited Partnership Agreement.” The foregoing limitations on distribution fees will continue to apply if any OP Units are exchanged for shares pursuant to the Second Amended OP Agreement.

The Dealer Manager and the Operating Partnership have also agreed to provide indemnification as set forth in the OP Unit DMA. Any party may terminate the OP Unit DMA upon 30 days’ written notice.

The Dealer Manager will enter into agreements with selected broker-dealers and registered investment advisers that participate in the Storage V Transaction.

Purchase Obligation Agreement

In connection with the Storage V Transaction, on February 13, 2024, the Operating Partnership entered into a purchase obligation agreement (the “Purchase Obligation Agreement”) with the Storage V Trust, the Storage V Trustee, the AL DST and the GA DST, and IPC as a joinder party. Pursuant to the terms of the Purchase Obligation Agreement, in the event a Storage V Investor does not elect to receive cash or OP Units in exchange for its Storage V Interests as described above, the Operating Partnership will pay the Storage V Trust the amount needed to purchase all Storage V Interests held by such Storage V Investor and the Storage V Trustee will cause the Storage V Trust to use such funds to redeem all Storage V Interests held by such Storage V Investor. The Storage V Trustee has agreed to support the transactions contemplated by the Purchase Obligation and to cooperate with the Operating Partnership in connection therewith. The Storage V Trustee has agreed to not solicit any competing offers for the Storage V Interests, but in the event the Storage V Trust receives a superior offer to purchase the Storage V Interests which the Storage V Trustee accepts, the Storage V Trustee has agreed to pay the Operating Partnership a break-up fee in the amount of $0.5 million.

The Purchase Obligation Agreement contains standard indemnification terms for real estate transactions and standard representations, warranties and covenants regarding the Storage V Properties and the Sub-DSTs. The representations and warranties within the Purchase Obligation Agreement survive the Storage V Closing Date (as defined below) for a period of 180 days. The Purchase Obligation Agreement also contains standard conditions to closing for real estate transactions, including that the lender of the loans encumbering the Storage V Properties consents to the Operating Partnership’s assumption of such loans and that the master leases for the Storage V Properties between the AL DST and the GA DST, respectively, and affiliates of IPC be terminated effective as of the Closing Date. The Operating Partnership has the right to terminate the Purchase Obligation Agreement by written notice at any time prior to the Closing Date.

In connection with the Storage V Closing (as defined below), (a) the Operating Partnership will assume the two loans encumbering the Storage V Properties with an aggregate balance of approximately $17.7 million and (b) the Storage V Trust will terminate its current property management agreements with respect to the Storage V Properties and pay the requisite disposition fees to the existing property manager.

The date on which the transactions contemplated in this section shall be consummated is herein referred to as the “Storage V Closing Date” and the transactions occurring at that time are herein referred to as “Storage V Closing.”

Second Amended and Restated Limited Partnership Agreement

As mentioned above, the Operating Partnership will offer OP Units to the Storage V Investors in exchange for their Interests. On February 13, 2024, we, IPC REIT Special Limited Partner, LP, and the limited partners of the Operating Partnership amended the agreement of limited partnership of the Operating Partnership (the “Second Amended OP Agreement”) to provide that OP Units received by investors in connection with an acquisition of beneficial interests in a DST sponsored by IPC will automatically convert into a number of Class I units equal to the Class T Conversion Rate, Class S Conversion Rate or Class D Conversion rate (as applicable) (as each such term is defined in the Second Amended OP Agreement) at the end of the month in which the Dealer Manager and/or the Company, in conjunction with the Operating Partnership’s transfer agent, determines that the distribution fees paid with respect to such OP Units would equal or exceed, in the aggregate, 8.75% (or a lower a limit agreed upon in the applicable selling agreement between the Dealer Manager and the participating broker-dealer that sold such OP Units) of the value of the limited partner’s OP Units received by the limited partner at the closing of the transaction, as recorded on the Operating Partnership’s books and records. The Second Amended OP Agreement also provides that if such OP Units have not converted into Class I units, such OP Units will automatically and without any action on the part of the holder thereof convert into a number of Class I units with an equivalent NAV as such Operating Partnership on the earliest of (a) a listing of Class I shares, (b) the Company’s merger or consolidation with or into another entity in which we are not the surviving entity or (c) the sale or other disposition of all or substantially all of our assets.

Tax Protection Arrangements

We and the Operating Partnership have offered to those Storage V Investors that elect to receive OP Units the opportunity to enter into a tax protection agreement (a “Tax Protection Agreement”). The Tax Protection Agreement will provide that: (a) during the five-year period starting on the closing of the Storage V Transaction, the Operating Partnership will not dispose of the Storage V Properties in a taxable transaction, other than in certain enumerated situations and will indemnify the Storage V Investors that receive OP Units for taxes arising to them in the event of a breach of such agreement by the Operating Partnership; and (b) during the 10-year period starting on the closing of the Storage V Transaction, the Operating Partnership will provide OP Unit holders with opportunities to ensure that they are allocated sufficient liabilities (including, as applicable, through a guarantee by such holders of indebtedness of the Operating Partnership) to prevent gain from being recognized to them as a result of any deemed distributions that would otherwise arise from a decrease in such OP Unit holder’s share of liabilities of the Operating Partnership.